# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HeartCore Enterprises, Inc., CIK 0001892322
CUSIP: 42240Q203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1-2-33, Higashigotanda, Shingawa-Ku, Tokyo, Japan (M0), 150-0031
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146878

## Reporting persons
- Hnatko Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 101,917; sole dispositive power 0; shared dispositive power 101,917; aggregate amount beneficially owned 101,917 (7.1% of the class)
- Christopher Hnatko: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 101,917; sole dispositive power 0; shared dispositive power 101,917; aggregate amount beneficially owned 101,917 (7.1% of the class)

## Item 1. Issuer
Name of issuer: HeartCore Enterprises, Inc.
Address of issuer's principal executive offices: 1-2-33, Higashigotanda, Shinagawa-Ku, Tokyo, Japan 150-0031

## Item 2. Person Filing
Name of person filing: Hnatko Capital Inc.
Address of principal business office or, if none, residence: 800 - 885 W. Georgia Street, Vancouver, British Columbia V6C 3H1 Canada
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 101,917
Percent of class: 7.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 101,917
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 101,917

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Hnatko Capital Inc.: /s/ Christopher Hnatko, Director (07/22/2026)
- Christopher Hnatko: /s/ Christopher Hnatko, Individually (07/22/2026)